Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Zymeworks Inc. (“Zymeworks” or the “Company”)
1385 West 8th Avenue, Suite 540
Vancouver, BC, Canada
V6H 3V9

Item 2:	Date of Material Change

November 13, 2017

Item 3:	News Release

A news release announcing the material change was disseminated through the facilities of business wire on November 13, 2017, and a copy was filed on the Company’s profile at www.sedar.com.

Item 4:	Summary of Material Change

On November 13, 2017, Zymeworks announced it had executed a licensing agreement with Janssen Biotech, Inc. (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The deal was facilitated by Johnson & Johnson Innovation.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On November 13, 2017, Zymeworks announced it had executed a licensing agreement with Janssen, one of the Janssen Pharmaceutical Companies of Johnson & Johnson. The deal was facilitated by Johnson & Johnson Innovation.

Under the terms of the licensing agreement, Zymeworks will provide Janssen with a worldwide, royalty-bearing license to research, develop, and commercialize up to six bispecific antibodies directed to Janssen therapeutic targets using Zymeworks’ Azymetric™ and EFECT™ platforms. Janssen will be responsible for all research, development, and commercial activities under the licensing agreement. Zymeworks will receive an upfront payment of US$50 million and is eligible to potentially receive up to US$282 million in development and up to US$1.12 billion in commercial milestone payments, and tiered royalties on potential sales. Janssen also has the option to develop two additional bispecific programs under the agreement subject to a future option payment.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Neil Klompas, Chief Financial Officer of the Company at (604) 678-1388.

Item 9:	Date of Report

November 23, 2017

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This material change report includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this material change report include statements that relate to the terms of the licensing agreement with Janssen, potential payments to Zymeworks under the licensing agreement, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

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